DC

January 22, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

04006212

Re: Ampco-Pittsburgh Corporation
Incoming letter dated November 18, 2003

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- Without necessarily agreeing with your analysis, the Division will not object if Holdings files post-effective amendments to the Company's registration statements on Form S-8 under Rule 414.

- The Company's Exchange Act reporting history may be taken into account in determining whether Holdings satisfies Rule 144(c)(1).

- Persons who receive Holdings common stock in exchange for Company common stock in the Reorganization may take into account the periods during which they held Company common stock to calculate their holding periods under Rule 144(d) for Holdings' new common stock.

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of the Company's common stock registered under Section 12 of the Exchange Act will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings on Schedule 13D or 13G that Holdings is the successor to the Company.

PROCESSED
FEB 03 2004
THOMSON FINANCIAL

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a).

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusions on the questions presented.

Sincerely,

Charito A. Mittelman
Staff Attorney

Act: 34
Section: 12g-3
Rule:
Public Availability: 1-22-04

6176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2004

Alan J. Berkeley
Kirkpatrick & Lockhart LLP
1800 Massachusetts Avenue, N.W.
Suite 200
Washington, DC 20036-1221

Re: Ampco-Pittsburgh Corp Holding Co

Dear Mr. Berkeley:

In regard to your letter of November 18, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Kirkpatrick & Lockhart LLP

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
202.778.9100 Fax
www.kl.com

November 18, 2003

Alan J. Berkeley
202.778.9050
Fax: 202.778.9100
aberkeley@kl.com

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Ampco-Pittsburgh Corporation Holding Company Reorganization

Dear Ladies and Gentlemen:

We are acting as counsel for Ampco-Pittsburgh Corporation, a Pennsylvania corporation (the "Company"), in connection with a proposed reorganization (the "Reorganization") of the corporate structure of the Company to create a new public holding company. To effect the Reorganization, the Company will create a new first-tier subsidiary corporation ("Holdings"), which in turn will create a new direct subsidiary corporation ("Merger Sub"). Each subsidiary will be incorporated in Pennsylvania and will be wholly-owned, directly or indirectly, by the Company. The new holding company organizational structure will be implemented by the merger (the "Merger") of Merger Sub with and into the Company, as a result of which the Company will become a direct, wholly-owned subsidiary of Holdings. The Merger will be effected pursuant to Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), which permits effectuation of such a merger without the vote of the shareholders of either constituent corporation. For a full discussion of the Reorganization and the Merger, see "The Proposed Reorganization" below.

On behalf of the Company, we respectfully request an interpretive opinion or "no-action" letter from the Division of Corporation Finance (the "Division") with respect to certain issues raised by the Reorganization under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated under each. This request follows our original request of July 28, 2003, and related discussions with members of the Division staff. As discussed in greater detail below, we note that the Division previously has taken no-action positions with regard to substantially similar transactions, including in the recent case of a proposed reorganization by Crown, Cork & Seal Company, Inc., which, like the Company, is incorporated in Pennsylvania and sought to effect a reorganization without seeking shareholder approval pursuant to Section 1924(b)(4) of the PBCL.

Company Background Information

The Company was incorporated in Pennsylvania in 1929 and, together with its direct and indirect subsidiaries, currently operates 8 facilities, employing approximately 1,137 people.

The Company is in two business segments that manufacture and sell primarily custom-engineered equipment. The Forged and Cast Rolls segment, which consists of Union Electric Steel Corporation and Davy Roll Company Limited, located in England, manufactures and sells forged hardened steel rolls and iron and steel cast rolls to the metals industry. The Air and Liquid Processing segment consists of: Aerofin Corporation, which produces heat exchange coils; Buffalo Air Handling, which produces air handling systems; and Buffalo Pumps, Inc., which produces centrifugal pumps. Each of these entities sells to a variety of commercial and industrial users.

On August 15, 2003, the Company sold the stock of its Newcastle Industries group of companies, which constituted its Plastics Processing Machinery segment, for proceeds of approximately $16.85 million, subject to certain post-closing adjustments, representing a loss of approximately $2.75 million that was recognized in the quarter ended September 30, 2003. Information regarding this disposition is included in the Company's Current Report on Form 8-K dated August 29, 2003.

The Company has 20,000,000 authorized shares of common stock, par value $1.00 per share (the "Company Common Stock"). At September 30, 2003, the Company had 9,647,497 shares of Company Common Stock outstanding. The Company Common Stock is registered under the Exchange Act and is currently traded on the New York Stock Exchange and the Philadelphia Stock Exchange. In addition, the Company has 3,000,000 authorized shares of Series A Preference Stock, no par value per share (the "Series A Preference Stock"), none of which are outstanding. Finally, the Company also has issued rights (the "Rights") pursuant to a shareholder rights plan (the "Rights Plan") to purchase shares of Series A Preference Stock at the purchase price set forth in the Rights Plan (the "Purchase Price") upon the occurrence of events specified under the Rights Plan. Following the date on which the Rights become exercisable, the holders of such Rights may, under certain circumstances described in the Rights Plan, become entitled to receive, upon payment of the Purchase Price, a number of shares of Company Common Stock determined by dividing the Purchase Price by one-half of the then current per-share market price of the Company Common Stock (or, under specified circumstances, to receive other consideration in the form of cash, property, or other securities of the Company having equivalent value to the value of that number of shares of Company Common Stock). The Rights are registered under the Exchange Act and are traded together with the Company Common Stock on the New York Stock Exchange and the Philadelphia Stock Exchange. References to the Company Common Stock herein refer to these attached Rights as the context requires.

<u>The Proposed Reorganization</u>

The Company proposes to reorganize its operations into a structure whereby the Company will become a direct, wholly-owned subsidiary of Holdings. To effect the Reorganization, the Company will cause Holdings to be incorporated as a wholly-owned subsidiary of the Company and will cause Merger Sub to be incorporated as a wholly-owned subsidiary of Holdings. Prior to the Merger, each of Holdings and Merger Sub will have a nominal amount of stock outstanding and will have no business or properties of its own. Under the terms of an Agreement and Plan of Merger by and among the Company, Holdings and Merger Sub (the "Agreement and Plan of Merger"), Merger Sub will, pursuant to Section 1924(b)(4) of the PBCL, be merged with and into the Company. The Company will be the surviving corporation in the Merger (the "Surviving Corporation"), and the separate corporate existence of Merger Sub will cease. Attached to this letter are Sections 1921 through 1930 of the PBCL, which relate to mergers and consolidations.

Pursuant to the terms of the Agreement and Plan of Merger:

- Each share of Company Common Stock issued and outstanding immediately prior to the Merger will be converted into one share of the Common Stock, par value $1.00 per share, of Holdings, having the same designations, rights, powers and preferences, qualifications, limitations and restrictions as the Company Common Stock ("Holdings Common Stock");

- Each share of the capital stock of Merger Sub issued and outstanding immediately prior to the Merger will be converted into a share of the common stock, par value $1.00 per share, of the Surviving Corporation;

- Each share of the capital stock of Holdings issued and outstanding immediately prior to the Merger will be canceled and retired; and

- Each Right issued and outstanding immediately prior to the Merger will be terminated, and, concurrent with the Merger, the holders thereof will receive equivalent purchase rights under a new, substantially similar plan adopted by Holdings.

Holdings will be a holding company, organized as a Pennsylvania corporation, and will have substantially identical Articles of Incorporation and Bylaws to the Company's current Amended and Restated Articles of Incorporation and Bylaws, as amended. In addition, upon the effective time of the Merger, the Board of Directors and executive officers of Holdings will be identical to the Board of Directors and executive officers of the Company immediately prior to the effective time of the Merger. Holdings will assume the Company's 1997 Stock Option Plan. In the Merger, neither the business conducted by Holdings and the Company in the aggregate, nor the consolidated assets and liabilities of Holdings and the Company, will substantially change from the Company's business as it is currently conducted, or the assets and liabilities currently held by the Company.

Pursuant to Section 1924(b)(4) of the PBCL, the Company is not required to seek shareholder approval of the Agreement and Plan of Merger, and the Company does not intend to seek such shareholder approval. Furthermore, pursuant to Section 1930 of the PBCL, the Company's shareholders will not be entitled to dissenters' rights upon implementation of the Merger.

Discussion of Prior No-Action Letters

The Division has issued several other no-action letters in the past for transactions that are similar in substance and results to the Company's proposed Reorganization. Most notably, in February of this year, the Division took a no-action position with respect to the proposed reorganization of Crown, Cork & Seal Company, Inc. ("CC&S"). Like the Company, CC&S was incorporated in Pennsylvania and sought, in the same manner as proposed by the Company, to effect a reorganization to create a new holding company structure without obtaining shareholder approval, as permitted under Section 1924(b)(4) of the PBCL. In its request for no-action treatment by the Division, CC&S explained that it intended to create a new first-tier subsidiary ("Newco") which would, in turn, create a new, direct subsidiary that would serve as the merger subsidiary. CC&S proposed that the merger subsidiary would be merged with and into CC&S, with CC&S surviving the merger as the wholly-owned subsidiary of Newco. Former shareholders of CC&S would receive substantially similar Newco common stock on a share-for-share basis in the proposed merger. CC&S requested staff interpretation or no-action treatment with respect to the same matters outlined below on behalf of the Company. *See* the *Crown, Cork & Seal* no-action letter (available February 25, 2003). In response, the Division indicated, among other things, that:

- Without necessarily agreeing with CC&S's counsel's analysis, the Division would not object if Newco filed, under Rule 414, a post-effective amendment to the registration statements of CC&S on Forms S-3 and S-8;

- The Exchange Act reporting history of CC&S could be taken into account in determining whether Newco would satisfy Rule 144(c)(1);

- Persons who would receive Newco common stock in exchange for their CC&S common stock could take into account the periods during which they held CC&S common stock to calculate their holding periods under Rule 144(d) for Newco common stock;

- Persons who had filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of the common stock of CC&S registered under Section 12 of the Exchange Act would not be required to file additional or amended statements on Schedule 13D or 13G as a result of the proposed reorganization, provided that they note in their next subsequent filings on Schedule 13D or 13G that Newco is the successor to CC&S; and

- The proposed reorganization would constitute a "succession" for purposes of Rule 12g-3(a).

As outlined in greater detail below, we respectfully request that the Division follow the precedent suggested by the CC&S letter and grant similar no-action treatment of the Company's proposed Reorganization.

Other relevant no-action letters include: the *IPC Information Systems, Inc.* no-action letter (available May 20, 1999); the *BMC West Corporation* no-action letter (available April 16, 1997); the *Washington Mutual Savings Bank* no-action letter (available August 22, 1994); the *Rouge Steel, Inc.* no-action letter (available April 22, 1997); the *America West Airlines, Inc.* no-action letter (available April 25, 1996); the *Toys "R" Us* no-action letter (available December 1, 1995); the *Par Pharmaceutical, Inc.* no-action letter (available June 19, 1991); the *Viking Freight System* no-action letter (available June 9, 1986) and the *Natomas Company* no-action letter (available March 21, 1980). All of the transactions discussed in the above-mentioned no-action letters involved the creation of a holding company structure for a public company, pursuant to a state statute that did not require shareholder approval and did not create dissenters' or appraisal rights with respect to the transaction.

<u>No Significant Effect on Shareholders' Rights</u>

Upon consummation of the Merger, the former shareholders of the Company will enjoy the same rights and privileges upon their ownership of the Holdings Common Stock as they did prior to the transaction. The following aspects of Holdings and the Company will remain the same before and after the transaction: (i) the articles of incorporation; (ii) the bylaws; (iii) the management, (iii) the shareholders' voting rights; (iv) the percentage of ownership of the shareholders of the Company as of the date of consummation of the transaction; (v) the consolidated financial position; (vi) the consolidated results of operations; and (vii) the consolidated business operations, except that (a) Holdings will have a different name from that of the Company, which will be reflected in the articles of incorporation and bylaws, and (b) the articles of incorporation of Holdings will indicate that Holdings is formed under the PBCL, rather than its predecessor statute, the Pennsylvania Business Corporation Law of 1933, which is referenced in the Company's articles of incorporation. In addition, we note that the articles of incorporation and bylaws of the Company contain provisions specifying the effective date of indemnification provisions and provisions limiting the liability of the Company's directors that were added by amendment to the Company's original articles of incorporation and bylaws. The articles of incorporation and bylaws of Holdings will contain the relevant indemnification and limitation of liability provisions, but those provisions will be effective from the inception of Holdings, and thus the articles of incorporation and bylaws of Holdings will not specify any effective date with respect thereto.

No Federal or Pennsylvania State Tax Effect on Shareholders

The Reorganization will not have any significant federal or Pennsylvania state tax effects on the shareholders of the Company.

Request

On behalf of the Company, we respectfully request a recommendation from the Division that no enforcement action be taken by the Securities and Exchange Commission with respect to each of the matters discussed below.

Rule 414 and Currently Effective Registration Statements. For purposes of Rule 414 under the Securities Act, we respectfully request that, based on Holdings' status as a "successor issuer," the Company's currently effective registration statements on Form S-8 be deemed to be Holdings' registration statements for the purpose of continuing the offerings thereunder, upon the effectiveness of Holdings' post-effective amendment to such registration statements.

Pursuant to Rule 414, the Company's registration statements on Form S-8 can be deemed to be the registration statements of Holdings for the purpose of continuing the offerings if (i) Holdings succeeded the Company for the purpose of changing the Company's form of organization, and (ii) the conditions set forth in Rule 414 are satisfied. We believe that the Company's registration statements on Form S-8 should be deemed to be the registration statements of Holdings as the successor issuer for the intention of continuing the offering, because the Merger will be for the purpose of changing the Company's form of organization, and the Merger and the resulting Holdings substantially meet all the other conditions enumerated in Rule 414.

Rule 414(a) requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. Prior to the consummation of the Merger, Holdings will have no business or properties of its own, apart from a nominal amount of the capital stock of Merger Sub.

Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. In the Reorganization, Holdings will not directly acquire all of the assets and directly assume all of the liabilities and obligations of the Company. However, in keeping with the spirit of Rule 414, on a consolidated basis, Holdings will have the same assets and liabilities as the Company immediately prior to the Reorganization by reason of its direct ownership of the common stock of the Surviving Corporation and its indirect ownership of the common stock of the subsidiaries of the Company. We believe that, although not technically in compliance, this continuity of ownership is consistent with the purpose of Rule 414. We note that the Division has granted relief previously with respect to Rule 414 in similar situations. *See* the *Crown, Cork & Seal* no-action letter, the *IPC Information Systems* no-action letter and the *BMC West Corporation* no-action letter.

Holdings will file amendments to the above-referenced registration statements adopting such statements as its own for all purposes of the Securities Act and the Exchange Act, as contemplated by Rule 414(d). In accordance with Rule 414(d), each such amendment will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization or necessary to keep the applicable registration statement from being misleading in any material respect.

Finally, although paragraph (c) of Rule 414 anticipates shareholder approval of the Agreement and Plan of Merger, under the PBCL, shareholder approval is not required and will not be sought with respect to the Merger. We therefore believe that shareholder approval should not be required to satisfy Rule 414. We note that the Division granted relief with respect to Rule 414 in similar reorganizations. *See* the *Crown, Cork and Seal* no-action letter, the *IPC Information Systems* no-action letter and the *BMC West Corporation* no-action letter.

Public Information Requirements under Rule 144(c)(1). We respectfully request that the prior activities of the Company may be taken into account in determining whether Holdings has complied with the current public information requirements of subsection (c)(1) of Rule 144 under the Securities Act.

We believe that the Company's prior disclosure and actions should be considered when determining if Holdings has adequately complied with Rule 144(c)(1) for the sale of restricted securities of Holdings. We believe that, for purposes of Rule 144, the prior reporting activities of the Company should be included for purposes of determining whether Holdings has complied with the public information requirements of Rule 144(c)(1), because (i) Holdings will be substantially the same business after the Merger as the Company was before the Merger, (ii) the consolidated assets and liabilities of Holdings immediately after the effective time of the Merger will be the same as the consolidated assets and liabilities of the Company immediately prior thereto and (iii) the Company has been subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than 90 days and has filed all reports required to be filed thereunder in the last twelve months. We note that in the *Crown, Cork & Seal* no-action letter, the *IPC Information Systems* no-action letter and the *BMC West Corporation* no-action letter, the Division granted a request for no action based on a similar premise.

Tacking for Purposes of 144(d). We respectfully request that the holders of Holdings Common Stock after the Merger be permitted to tack the periods during which they held Company Common Stock for purposes of satisfying the holding period requirements of subsection (d) of Rule 144.

We believe that the shareholders of Holdings may tack the periods during which they held the Company's common stock for Rule 144(d) holding purposes because (i) the Holdings Common Stock will be issued solely in exchange for Company Common Stock, (ii) the shareholders will receive securities of the same class and in the same proportions as exchanged, (iii) Holdings will be recently formed, will not have any significant assets other than shares of the common stock of the Surviving Corporation and will have substantially the same assets and liabilities on a consolidated basis as the Company had prior to the Merger, and (iv) the rights and interests of the Holdings common shareholders will be substantially the same as the rights and interests of the Company's current common shareholders. We note that in the *Crown, Cork & Seal* no-action letter, the *IPC Information Systems* no-action letter and the *BMC West Corporation* no-action letter, the Division granted a request for no action based on a similar premise.

Schedule 13D and Schedule 13G Filers. We respectfully request that persons who have filed Schedules 13D or 13G reporting ownership interests in the Company's capital stock will not be required to file any additional or amended statements or forms as a consequence of the Merger, but may note in their next filings that Holdings is the successor issuer to the Company.

Owners of the Company's stock who have filed Schedules 13D or 13G are required to amend those schedules upon a material change in their ownership. Because Holdings will be, in all substantial respects, the same company on a consolidated basis as the Company was prior to the Merger, and the relative ownership percentages of owners of the Company's stock will not change as a result of the Merger, we believe that persons who have filed a Schedule 13D or 13G disclosing the acquisition of the Company's securities should not be required to file a new or amended Schedule 13D or 13G. Such persons who have filed a Schedule 13D or 13G should be required, however, to state in their next amendment to such schedules that Holdings is deemed to be the successor issuer for purposes of filings under Section 13(d). We note that the Division granted a request for no action in the *Crown, Cork & Seal* no-action letter, the *IPC Information Systems* no-action letter and the *BMC West Corporation* no-action letter based on an analogous theory and set of facts.

Registration pursuant to Section 12 of the Exchange Act. We respectfully request that, after the Merger, the Holdings Common Stock and attached purchase rights be deemed to be registered under the same paragraph of Section 12 of the Exchange Act as the Company Common Stock and attached Rights.

Rule 12g-3(a) under the Exchange Act states that "in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the [Exchange] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or 12(g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the [Exchange] Act." Rule 12b-2 under the Exchange Act defines "succession" as the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." We believe that the Merger constitutes a "succession" for the purposes of Rule 12g-3(a), and, that, upon issuance to the Company's shareholders in exchange therefor, Holdings Common Stock (and attached purchase rights) should be deemed to be registered under Section 12(b) of the Exchange Act. We note that the Division has granted relief with respect to Rule 12g-3(a) in similar situations. *See* the *Crown Cork & Seal* no-action letter, the *IPC Information Systems* no-action letter and the *BMC West Corporation* no-action letter. The Company and Holdings will report the Merger and the succession of Holdings pursuant to the Reorganization on Form 8-K.

In light of the foregoing discussion, we respectfully ask for your concurrence with our conclusions as stated above. If for any reason you do not agree with our conclusions, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Division may have regarding our requests contained herein, prior to any written response to this letter. Please contact me at 202.778.9050, Janice C. Hartman at 412.355.6444 or Amanda J. Skov at 412.355.8983 with your questions, comments or requests for additional information.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to this original.

Sincerely yours,

Alan J. Berkeley